EXHIBIT 99.2
THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF CHINA FINANCE ONLINE CO. LIMITED
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 30, 2007
The undersigned shareholder of CHINA FINANCE ONLINE CO. LIMITED, a Hong Kong company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated May 31, 2007, and hereby appoints Mr. Fansheng Guo, a Director of the Company, and Lin Yang, financial reporting manager of the Company, or either one of them, as the persons designated by the Company to receive voting proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on June 30, 2007 at 10:00 a.m., Beijing time, at the Company’s offices located at 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100032, China, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

ORDINARY RESOLUTIONS		FOR	AGAINST	ABSTAIN

1	(i) To re-elect Mr. Hugo Shong as Director to serve for the ensuing two years and until his successor is elected and duly qualified.
(ii) To re-elect Mr. Ling Wang as Director to serve for the ensuing two years and until his successor is elected and duly qualified.
☐ Withhold authority to vote for any individual nominee (write number(s) of nominee(s) directly below):

ORDINARY RESOLUTIONS		FOR	AGAINST	ABSTAIN

2	To approve the China Finance Online 2007 Equity Incentive Plan and the reservation of 10,558,493 ordinary shares thereunder.
3	To approve the appointment of Deloitte Touche Tohmatsu CPA Ltd. as our independent auditors for a term ending at our next annual general meeting to be held in 2008 and to authorize the board of directors to determine their remuneration.
4	To consider and approve the audited consolidated financial statements for the year 2006 together with the Reports of the Directors and the Auditors thereon.
5	To authorize our board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine.

DATED: ____________ , 2007

SHAREHOLDER NAME:

__________________________

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Signature

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Signature

THIS PROXY SHOULD BE MARKED, DATED AND SIGNED BY THE SHAREHOLDER(S) EXACTLY AS HIS OR HER NAME APPEARS ON THEIR STOCK CERTIFICATE, AND RETURNED PROMPTLY IN THE ENCLOSED ENVELOPE. PERSONS SIGNING IN A FIDUCIARY CAPACITY SHOULD SO INDICATE. IF SHARES ARE HELD BY JOINT TENANTS OR AS COMMUNITY PROPERTY, BOTH SHOULD SIGN. PLEASE DATE, SIGN AND MAIL THIS PROXY CARD BACK AS SOON AS POSSIBLE!

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